December 28, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:    Chambre Malone

Re:	Keyuan Petrochemicals, Inc. Registration Statement on Form S-1 Filed November 3, 2010 File No. 333-170324

Dear Ms. Malone:

This letter is provided in response to your letter dated November 30, 2010 regarding the above-referenced filings of our client, Keyuan Petrochemicals, Inc. (the “Company”).  The Company’s responses are set forth below to the items noted by the staff in your letter.  Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company and not our law firm.

April – May 2010 Private Financing, page 2

1.
Please revise the second paragraph to clarify that you are not filing this registration statement to satisfy the provisions of the registration rights agreement you entered into in connection with the April-May 2010 private placement transaction.

Response: Pursuant to your comment, we have revised our disclosure as follows:

“April – May 2010 Private Financing
…

In connection with the April-May 2010 private placement, we also entered into a registration rights agreement  with the investors, in which we agreed to file a registration statement  with the SEC to register for resale of the Common Stock, the Common Stock issuable upon conversion of the Series A Preferred Stock, the Series A Warrant Shares and the Series B Warrant Shares issued in the financing, within 30 calendar days of April 22, 2010 and to have such registration statement declared effective within 150 calendar days of April 22, 2010 or within 180 calendar days of April 22, 2010 in the event of a full review of the registration statement by the SEC. If we do not comply with the foregoing obligations under the Registration Rights Agreement, we will be required to pay cash liquidated damages to each investor, at the rate of 1% of the applicable subscription amount for each 30 day period in which we are not in compliance; provided, that such liquidated damages will be capped at 10% of the subscription amount of each investor and will not apply to any registrable securities that may be sold pursuant to Rule 144 under the Securities Act if all of the conditions in Rule 144(i)(2) are satisfied at the time of the proposed sale, or are subject to an SEC comment with respect to Rule 415 promulgated under the Securities Act. Accordingly, we filed a registration statement on Form S-1 in connection with the April-May 2010 private placement transaction, and Amendment No. 4 to such Form S-1, which we filed on October 15, 2010, was declared effective on October 19, 2010. Therefore, we are not filing this prospectus to satisfy the provisions of the registration rights agreement we entered into in connection with the April-May 2010 private placement transaction.

...”

2.
We note your statements in the third paragraph of this section and in the last paragraph of the section, “September 2010 Private Placement”, in which you state that the descriptions of the transactions set forth in your registration statement do not purport to be complete. Please be advised that the description of the transactions you include in your registration statement must be accurate and materially complete. Please refer to Rule 411(a) of the Securities Act.

Response: Pursuant to your comment, we have revised our disclosure as follows:

“September 2010 Private Placement

On September 28, 2010, we closed the offering of $20,250,000 for a total of 540,001 units at a purchase price of $37.50 per unit, each consisting of, (a) ten (10) shares of Series B convertible preferred stock of the Company, (b) one and a half (1.5) three year Series C warrant  to purchase one  and a half (1.5) share of Common Stock, at an exercise price of $4.50 per share, and (c) one and a half (1.5) three year Series D warrant  to purchase one and a half (1.5) share of Common Stock, at an exercise price of $5.25 per share (the “ September 2010 Private Placement”) in reliance upon the exemption from securities registration afforded by Regulation S as promulgated under the Securities Act of 1933.

 In connection with the September 2010 Private Placement, we also entered into the following agreements:

a.
A Registration Rights Agreement   with the investors, in which we agreed to file a registration statement  with the Commission to register for resale the Common Stock issuable upon conversion of the Series B Preferred Stock, the Series C Warrant Shares and the Series B Warrant Shares, within 30 calendar days of October 19, 2010 and to have the registration statement declared effective within 150 calendar days of October 19, 2010 or within 180 calendar days of October 19, 2010 in the event of a full review of the registration statement by the Commission. If we do not comply with the foregoing obligations under the Registration Rights Agreement, we will be required to pay cash liquidated damages to each Investor, at the rate of 1% of the applicable subscription amount for each 30 day period in which we are not in compliance; provided, that such liquidated damages will be capped at 10% of the subscription amount of each investor and will not apply to any registrable securities that may be sold pursuant to Rule 144 under the Securities Act, or are subject to an SEC comment with respect to Rule 415 promulgated under the Securities Act.

In addition, pursuant to the Registration Rights Agreement, the Investors acknowledged and agreed that the registration rights granted under the Registration Rights Agreement are subject in all respects to the full realization of the registration rights granted to the purchasers in the private placement closed on September 28, 2010.

b.
A Securities Escrow Agreement with the investors and Delight Reward Limited, holder of all of our issued and outstanding Series M preferred stock, pursuant to which, Delight Reward agrees to deliver into an escrow account 3,400 shares of our Series M Preferred Stock convertible into 3,400,000 shares of Common Stock to be used as escrow shares after we amend our Articles of Incorporation to increase our authorized Common Stock to one hundred million (100,000,000) shares. With respect to the 2010 performance year, if we achieve less than 95% of the 2010 performance threshold, then the escrow shares for such year will be delivered to the Investors in the amount of 500,000 shares of Common Stock for each full percentage point by which such threshold was not achieved up to a maximum of 3,400,000 shares of Common Stock.

c.
A  Lock-Up Agreement with each of Messers Chunfeng Tao, Jicun Wang, Peijun Chen and Xin Yue (collectively, the “Affiliates”), whereby the Affiliates are prohibited from selling our securities that they directly or indirectly own until the registration statement in connection with the September 2010 Private Placement  is declared effective by the Commission (the “Lock-Up Period”). In addition, the Affiliates further agree that during the twenty four (24) months immediately following the Lock-Up Period, the Affiliates shall not offer, sell, contract to sell, assign, transfer (the “Transfer”) more than twenty percent (20%) of the Lock-Up Shares in the aggregate, provided, that the Affiliates may Transfer not more than 0.83333% of the Lock-Up Shares during each calendar month following the Lock-Up Period, other than engaging in a Transfer in a private sale of the Lock-Up Shares if the transferee agrees in writing to be bound by and subject to the terms of the Lock-Up Agreement.

d.
A Voting Agreement with Delight Reward and the investors,  pursuant to which the Stockholder agreed to (i) give its written consent in any action to approve the issuance of the Underlying Shares which will result in issuance of securities greater than 20% of the then outstanding shares of Common Stock at a price less that the applicable market, and (ii) to appoint a person designated by the investors holding a majority of the Preferred Shares as a member of the board of directors of the Company and the subsidiary of the Company organized under the laws of the People’s Republic of China.

A copy of the Purchase Agreement and the Registration Rights Agreement are incorporated herein by reference and are filed as Exhibits 10.37 and 10.38, respectively. A copy of the Securities Escrow Agreement, the Lock-Up Agreement, the Voting Agreement, the Form of Series C warrants, the Form of Series D warrants and  the Series B Certificate of Designation  are filed incorporated herein by reference as Exhibits 10.39, 10.40, 10.41, 10.42, 10.43 and 4.3, respectively. The description of the transactions contemplated by such agreements set forth herein do not purport to be complete and is qualified in its entirety by reference to the full text of the exhibits filed herewith and incorporated herein by reference.”

The Offering, page 4

3.
We note that you currently have 3,707,510 shares of common outstanding. You are registering up to 7,581,615 shares of common stock, approximately 200% of your currently outstanding common stock. Because of the magnitude of the proposed offering being registered for resale relative to the number of shares held by non-affiliates, as well as the nature of the selling shareholders, it appears that this transaction may not be eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead represents a primary offering. Please advise us of the company’s basis for determining that the transaction is eligible under Rule 415(a)(1)(i). Alternatively, please identify the selling shareholders as underwriters.

Response: Based upon our analysis below, we respectfully submit that the offering to be registered pursuant to the Registration Statement is a valid secondary offering and may be registered as contemplated therein, that the selling stockholders are not “underwriters” as that term is defined in Section 2(a)(11) of the Securities Act of 1933, as amended and that the transaction is eligible to be made under Rule 415 (a)(l)(i).

Rule 415

Rule 415(a)(l)(i) provides that “securities may be registered for an offering to be made on a continuous or delayed basis in the future” if such securities “ are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary; …” Under Rule 415 (a)(l)(i), an issuer may register shares to be sold on a delayed or continuous basis by selling stockholders in a bona fide secondary offering without restriction.

According to the Staff’s Compliance and Disclosure Interpretation (the “CDI”), the Staff has stated that the question of whether a secondary offering should be reclassified as a primary offering is a “difficult factual one” and “not merely a question of who receives the proceeds.”  The Staff has set forth some of the key factors it considers when evaluating whether a secondary offering is really a primary offering. The CDI states,  “Consideration should be given to how long the selling stockholders have held the shares, the circumstances under which they receive them, their relationship to the issue, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the selling is acting as a conduit for the issuer.” As the CDI indicates, the question involves an analysis of many factors and “all the circumstances.”

We analyze each of these key factors herein below and submit that, after examining each of the factors, in addition to other information you requested, the Staff can properly conclude that the transaction being registered is a legitimate secondary offering and that all of the shares of common stock issued and issuable upon exercise of the securities issued in the Offering can be registered for resale on behalf of the Selling Shareholders pursuant to Rule 415.

I.	How long the Selling Shareholders have Held the Securities

Based on review of other accepted secondary offerings, it seems that the longer a selling shareholder holds the shares the less likely it would be that such selling shareholder is acting on behalf of the Company. The selling shareholders included in the registration statement have held their respective shares since the date they were sold their shares in the related offering in September 2010. We recognize that a relatively short period of time has elapsed between the closing of the September Private Placement and the registration of the shares issuable pursuant thereto, which may sometimes be more indicative of a primary offering. However, our resale registration is consistent with typical PIPE transactions where registration rights require a company to file a resale registration statement shortly after the closing of the transaction. As with the investors of other PIPE transactions, the investors of the September 2010 Private Placement were immediately at market risk once they purchased the securities in the offering and such market risk continued through the filing of the registration statement. We believe that any concern regarding the short period of time between the closing and registration should be mitigated since the resale registration is consistent with guidance found in the CDI and standard industry practice relating to PIPE transactions.

In addition, although the Company is registering the common stock prior to its issuance to the selling shareholders, the Staff has provided that such registration is permitted. The CDI states, “[i]n a Pipe transaction, a company will be permitted to register the resale of securities prior to their issuance if the Company has completed a Section 4(2) exempt sale of securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale of registration statement was filed, there can be a valid secondary offering of the common stock underlying the Offering.

II.	The circumstances under which the securities were received.

7,581,615 of the shares being registered were received pursuant to the September 2010 Private Placement, which were issued in accordance with the exemption from the registration provisions of the Securities Act of 1933, as amended, provided by Section 4(2) of such Act for issuances not involving any public offering and Regulation S as promulgated under the Securities Act of 1933.

With regard to the registration rights granted to the investors, they are standard among PIPE transactions and the exact same rights have been applied to numerous transactions whose registrations  have been successfully registered under Rule 415(a)(1)(i). The mere fact that the investors desire to have the securities they received in the private placement registered in the registration statement is not indicative of a desire to distribute or indicia of a primary offering. Without registration rights, the securities issued in the September 2010 Private Placement were essentially illiquid notwithstanding that the investors could sell their shares under Rule 144 after 6 months has elapsed from the closing date of the transaction, assuming all other conditions of Rule 144 are met.

Due to the above, we believe that the circumstances of the sale of the securities issued in the September 2010 Private Placement indicate that the transaction was a bona fide private placement of securities with accredited investors entered into to meet the Company’s financial needs.

III.	The Amount of Shares Involved

The Registration Statement seeks to register the resale by the investors and the placement agent in September 2010 Private Placement, an aggregate amount of 7,581,615 shares of common stock issuable upon the conversion of the preferred stock and exercise of warrants issued in the Offering.

We recognize that the amount of shares involved is only one factor to be considered in applying rule 415 and we acknowledge the fairly large number of shares we are seeing to register in this Registration Statement; however, the Company’s public float or the number of shares outstanding has increased and will be further increased due to the following facts:

1.
The Company exercised its mandatory conversion rights under the terms of Series A preferred stock to convert all of outstanding shares of Series A preferred stock into common stock on November 4, 2010.

2.
The Company filed Definitive Schedule 14C information statement with the Commission proposing to amend our Articles of Incorporation to increase the number of authorized shares of our common stock from 50,000,000 shares to 100,000,000 shares and the number authorized shares of our preferred stock from 20,000,000 shares to 40,000,000 shares. The information statement was mailed to shareholders on December 6, 2010 and went effective on December 21, 2010. The Company then filed the Amended and Restated Articles of Incorporation with Secretary of State of Nevada and the Amended Articles went effective on December 28, 2010.  As we amended our Articles of Incorporation to increase the number of authorized shares of common stock to 100,000,000 shares, all 47,658 shares of Series M preferred stock have been  automatically converted into 47,658,000 shares of common stock, resulting approximately 57,577,840 shares of common stock outstanding as of December 28, 2010.

To conclude that this is a valid secondary offering, we understand that you must conclude that the offering was in fact not made on behalf of the issuer and that the selling stockholders were not seeking to effect a distribution of the issuer’s securities. We also contend that limiting the numbers of shares being registered does not effect any significant change in the circumstances of a proposed offering, the investment intent of the selling stockholder or the ability of investors to effect a distribution if that was their intent. We have no reason to believe, and do not believe that any of our selling stockholders sought to acquire a specific percentage of the Company and then calculated the corresponding investment amount to obtain that level of ownership in our stock. By signing the related transaction documents, each investor in the Offering represented and warranted that they purchased the respective shares for their own account for investment only and not with a view towards the public sale or distribution thereof and not with a view to or for sale in connection with any distribution thereof.  In light of the above, we believe that each investor/selling stockholder evaluated an investment in our Company based upon our business and future operational plans, as well as our intended use of proceeds and determined how likely they thought the Company was to realize those plans and produce an appropriate return on their respective investment.

IV.	The relationship to the Company

The selling shareholders received the securities we are seeking to register through an investment in the September 2010 Private Placement. The terms of the Series B preferred stock and the Series C warrants and Series D warrants issued in the Offering prevent any such holder from converting their preferred stock or exercising their warrant if such conversion or exercise would result in such holder owning more than 9.99% of our outstanding common stock. Therefore, regardless of how many shares we are registering for each selling shareholder and the percentage of the total offering their shares represent, none of the selling shareholders who invested in the September 2010 Private Placement can be deemed a controlling shareholder of the Company. Therefore, none of the selling shareholders are affiliates of the Company and all of the investors in the September 2010 Private Placement are accredited investors.

1.
Dragon State International Limited ( “Dragon State”). Pursuant to Dragon  State’s investment in the September 2010 Private Placement, we are seeking to register approximately 6,933,342 shares, which represents about 91.45% of the Offering and 12.04% of the outstanding common stock (including shares of common stock issuable upon conversion of Series M preferred stock).

2.
Excalibur Special Opportunities LP (“Excalibur”). Pursuant to Excalibur’s investment in the September 2010 Private Placement, we are seeking to register approximately 86,672 shares, which represents about 1.14% of the Offering and 0.15% of the outstanding common stock.   Excalibur was also an investor in our April-May 2010 Private Placement,  we registered such 171,420 shares in a registration statement on Form S-1 that was declared effective on October 19, 2010. Pursuant to the terms of April-May 2010 Private Placement, Excalibur has the right to participate in subsequent financings as long as it holds 10% of the preferred stock sold to Excalibur in the April-May 2010 Private Placement. Accordingly, Excalibur exercised its right to participate in the Offering.

3.
Tripoint Global Equities, LLC ( “Tripoint”). Tripoint acted as the Company’s exclusive placement agent in connection with the Offering.  In connection with the services performed by Tripoint  in the Offering, Tripoint received: (i) cash commissions equal to 6% of the gross proceeds received by the Company; (ii) a cash management finance fee equal to 1% of the gross proceeds raised by the Company in the Offering, payable at the time of each closing; and (iii) warrants to purchase such number of securities equal to 8% of the aggregate number of securities being sold and/or issued in the Offering (the “Agent Warrants”).  Pursuant to the placement agent agreement in connection with the September 2010 Private Placement, we are seeking to register approximately 561,601 shares, which represents about 7.41% of the Offering and 0.96 % of our outstanding common stock.

V.	Whether the selling stockholders are in the business of underwriting securities

Tripoint was the Placement Agent for the original issuance of the securities we issued in September 2010 Private Placement, Tripoint is a FINRA member broker-dealer. We also describe the compensation Tripoint received for its services as placement agent. Other than Tripoint, none of the selling stockholders are broker dealers and to the best of our knowledge, none of the selling stockholders are in the business of underwriting securities. As noted above, each investor made representations and warranties in their respective purchase agreement regarding its investment intent and we have no reason to believe those representations are false.

VI.	Whether under all of the circumstances it appears that the selling stockholders are acting as a conduit for the Company

We respectfully submit that the facts and analysis provided above support the conclusion that the investors/ selling stockholders are not engaged in a distribution and are not acting as conduits for the Company. None of the selling stockholders are in the business of underwriting securities and there is no evidence to suggest that any of the selling stockholders are acting as a group to effect a coordinated distribution of our common stock. None of the selling stockholders are, or have been, affiliates of the Company, and, the only relationship between the selling stockholders and the Company is that of an independent investor or placement agent. Based on all of the facts and analysis provided above, the selling shareholders are not acting as conduits for the Company. Therefore, we respectfully submit that the offering we seek to register is a valid secondary offering eligible for registration under Rule 415 (a)(1)(i).

Summary Financial Information, page 4

4.	Please update this section and your unaudited financial statements for the quarter ended September 30, 2010.

Response: Pursuant to your comment, we have updated the prospectus with the financial statements for the quarter ended September 30, 2010.

Item 4. Use of Proceeds, page 4

5.
Your disclosure here indicates that you may receive $10,149,323 in proceeds if all of the warrants are exercised for cash. In the “Item 4. Use of Proceeds” section on page 20, you state that you will receive $20,130,000 in proceeds if the warrants are exercised for cash. Please revise to resolve the inconsistent disclosures.

Response: Pursuant to your comment, we have revised our disclosure that we may receive $10,149,323 in proceeds if all of the Series C and D warrants to be registered in this prospectus are exercised for cash.

Item 7. Selling Stockholders, page 20

6.	Please revise the first sentence to indicate that the shares of common stock underlie your Series B Preferred Stock (rather than Series A Preferred Stock).

Response: Pursuant to your comment, we have revised the first sentence to indicate that the shares of common stock underlying our Series B Preferred Stock. As the Comment 7 herein addresses to the same paragraph, we revised our disclosure to respond to this Comment and Comment 7 together in the following  response to Comment 7.

7.
We note your statement in the first paragraph that the shares were issued pursuant to the exemptions afforded under Section 4(2) and Rule 506. However, you indicate on page two that you issued the shares in reliance upon Regulation S. Please revise your disclosures throughout the prospectus to eliminate the inconsistent statement and state the exemption you relied upon in issuing the shares.

Response: Pursuant to your comment, we have revised our disclosure as follows:

“ITEM 7.  SELLING STOCKHOLDERS

We are registering for resale shares of our Common Stock that are issued and outstanding, and shares of Common Stock underlying our Series B Preferred Stock and Warrants held by the Selling Stockholders identified below. The shares were issued in accordance with the exemption from the registration provisions of the Securities Act of 1933, as amended, provided by Section 4(2) of such Act for issuances not involving any public offering and Regulation S as promulgated under the Securities Act of 1933. We are registering the shares to permit the Selling Stockholders and their pledgees, donees, transferees and other successors-in-interest that receive their shares from a Selling Stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate in the manner described in the “Plan of Distribution.”  As of the date of this prospectus there are [    ] shares of Common Stock issued and outstanding.
…”

8.
Please disclose whether any of the selling security holders are affiliates of broker-dealers. If any selling security holder is an affiliate of a registered broker-dealer, please indicate whether it acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition it had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Response: Pursuant to your comment, we have revised the prospectus as follows:

“ITEM 7.  SELLING STOCKHOLDERS
…

Except for TriPoint Global, none of the Selling Stockholders is a broker dealer. In addition, none of the Selling Stockholders is an affiliate of a broker dealer. The Selling Stockholders confirmed to us that it or he bought the securities in the ordinary course of business and at the time of purchase, it or he had no agreements or understandings, directly or indirectly, with any person to distribute the securities. None of the Selling Stockholders has any agreement or understanding to distribute any of the Shares being registered.

…”

9.	Please revise footnote 5 on page 21 to state the natural person having voting and dispositive power over Prax Capital Fund II, L.P.

Response: Pursuant to your comment, we have revised footnote 5 on page 21 as follows:

“…
5)  Consists of 5,333,340  shares of Common Stock underlying Series B Preferred Stock, 800,001  shares of Common Stock underlying Series C Warrants and 800,001  shares of Common Stock  underlying Series D Warrants.  The person having voting, dispositive or investment powers over Dragon State International Limited are its general partners: Jose Luis Artiga, Fernando Vila, Jie-ping Yao and Lei Xu.  The address for Dragon State International Limited is Room 4607-11 The Centre, 99 Queen’s Road Central, Central Hong Kong.
 …”

Market for Our Common Stock…page 39

10.	Please delete the second sentence in the first paragraph since your common stock is currently listed on the Nasdaq Stock Market.

Response: Pursuant to your comment, we have deleted the second sentence in the first paragraph.

Exhibits, page 107

11.	Please revise your exhibit list to identify Exhibit 5.1 as the legality opinion.

Response: Pursuant to your comment, we have revised our exhibit list to identify Exhibit 5.1 as Legal Opinion of Leser, Hunter, Taubman & Taubman.

Exhibit 5.1

12.
We note that counsel has limited its opinion to Nevada corporate law. Please confirm for us that the opinion covers Nevada corporate law including the applicable statutory provisions, the rules and regulations underlying those provisions, and applicable judicial and regulatory determinations.

Response: Pursuant to your comment, our counsel has updated its opinion confirming: that the opinion covers Nevada corporate law including the applicable statutory provisions, the rules and regulations underlying those provisions, and applicable judicial and regulatory determinations.

We understand that you may have additional comments and thank you for your attention to this matter.

Very truly yours,

LESER HUNTER TAUBMAN & TAUBMAN

/s/ Louis Taubman
By: Louis Taubman,
Attorney at Law